                                                 File Pursuant to Rule 424(b)(3)
                                                 Registration No. 333-48157

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 25, 1998)

                          2,000,000 DEPOSITARY SHARES

                                 ANADARKO LOGO

                     EACH REPRESENTING 1/10TH OF A SHARE OF
                   5.46% CUMULATIVE PREFERRED STOCK, SERIES B
                               ------------------
     Each Depositary Share (a "Depositary Share") represents ownership of 1/10th of a share of 5.46% Cumulative Preferred Stock, Series B, $1.00 par value per share (the "Series B Preferred Stock"), of Anadarko Petroleum Corporation, a Delaware corporation (the "Company"), to be deposited with ChaseMellon Shareholder Services, L.L.C. as Depositary (the "Depositary") and, through the Depositary, entitles the holder, proportionately, to all rights, preferences and privileges of the Series B Preferred Stock represented thereby, including dividend, voting, redemption and liquidation rights and preferences. The proportionate stated value of each Depositary Share is $100. See "Description of Depositary Shares."

     The Series B Preferred Stock will not be redeemable prior to May 15, 2008. On or after such date, the Series B Preferred Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to $1,000 per share of Series B Preferred Stock (equivalent to $100 per Depositary Share) plus dividends accrued and unpaid to the redemption date. In addition, the Series B Preferred Stock is redeemable in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series B Preferred Stock -- Redemption."

     Dividends on the Series B Preferred Stock will be cumulative from the date of issuance and are payable quarterly, commencing June 30, 1998. The amount of dividends payable in respect of the Series B Preferred Stock will be adjusted in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Series B Preferred Stock -- Dividends."
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                          PUBLIC(1)              COMMISSIONS(2)           COMPANY(2)(3)
-------------------------------------------------------------------------------------------------------------
Per Depositary Share                       $100.00                   $2.00                    $98.00
-------------------------------------------------------------------------------------------------------------
Total                                    $200,000,000              $4,000,000              $196,000,000
=============================================================================================================

  (1) Plus accrued dividends, if any, from the date of issuance.

  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

  (3) Before deducting expenses payable by the Company estimated to be $100,000.
                               ------------------

     The Depositary Shares are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of Depositary Receipts (as defined) will be only in book entry form through the facilities of The Depository Trust Company, on or about May 7, 1998 against payment therefor in immediately available funds.
                               ------------------
SALOMON SMITH BARNEY                                  MORGAN STANLEY DEAN WITTER

May 4, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              RECENT DEVELOPMENTS

     On April 30, 1998, the Company announced financial results for the quarter ended March 31, 1998 ("First Quarter 1998"). For First Quarter 1998, the Company's net income was $7.0 million (12 cents per share) on revenues of $146.4 million as compared to net income for the quarter ended March 31, 1997 ("First Quarter 1997") of $34.4 million (58 cents per share) on revenues of $170.5 million. The decrease in income is primarily due to significantly lower commodity prices in 1998, partially offset by higher production volumes. Net income for 1998 also reflects higher costs and expenses as well as increased interest expense. During First Quarter 1998, the Company participated in the completion of 66 oil wells, 32 gas wells and drilled 11 dry holes.

     The Company's average U.S. wellhead gas price in First Quarter 1998 was $2.02 per thousand cubic feet (Mcf), down 24% from $2.66 per Mcf in First Quarter 1997. Lower U.S. natural gas prices were partially offset by a 4% increase in gas production volumes. Anadarko produced 44.0 billion cubic feet
(Bcf) of gas or 489 million cubic feet per day (MMcf/d) of gas in First Quarter 1998 compared to 42.3 Bcf of gas or 470 MMcf/d of gas in First Quarter 1997.

     During First Quarter 1998, the Company's average U.S. price for crude oil dropped 37% to $13.02 per barrel from $20.58 per barrel in First Quarter 1997. The Company's crude oil and condensate volumes during First Quarter 1998 increased 12% to 2.3 million barrels or 25,000 barrels per day. This compares to First Quarter 1997 volumes of 2.0 million barrels or 22,000 barrels per day. The increase in oil and condensate volumes is primarily due to Mahogany production from the Gulf of Mexico and increased production from the Permian Basin in west Texas.

     Natural gas liquids (NGLs) sales volumes in First Quarter 1998 increased nearly 40% to 1.7 million barrels of 19,000 barrels per day compared to 1.2 million barrels or 14,000 barrels per day in First Quarter 1997. Prices for NGLs in First Quarter 1998 decreased approximately 25% to an average of $11.68 per barrel. NGLs prices in First Quarter 1997 averaged $15.65 per barrel.

     Costs and expenses in First Quarter 1998 increased 14% compared to First Quarter 1997. The increase was primarily due to higher operating and depreciation, depletion and amortization expenses related to increased volumes and higher administrative and general expenses due to costs associated with the growth in the Company's workforce.

     On May 4, 1998, the Company announced first crude oil production from the Hassi Berkine South Field, located on Block 404 of Algeria's Berkine Basin through Stage I production.

                                USE OF PROCEEDS

     It is anticipated that the net proceeds from the sale of the Depositary Shares, estimated to be approximately $195,900,000 after underwriting discount and offering expenses, will be used to fund a portion of Anadarko's 1998 capital investment program. Pending such use, the net proceeds will be used to reduce a portion of outstanding borrowings under non-committed lines of credit and commercial paper. As of May 4, 1998, the average interest rate on such outstanding indebtedness, which had original maturities ranging from overnight to 50 days, was 5.71% per annum.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.

     YEAR ENDED DECEMBER 31
--------------------------------
1993   1994   1995   1996   1997
----   ----   ----   ----   ----
2.68   2.11   1.24   3.34   3.04

     The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes, fixed charges and preferred stock dividends. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals. There were no shares of preferred stock outstanding for any of the periods shown above.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

     The following description of the particular terms of the 200,000 shares of Series B Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. The description of certain provisions of the Series B Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Certificate of Designation relating to the Series B Preferred Stock, a form of which will be filed with the Securities and Exchange Commission at or prior to the time of sale of the Depositary Shares. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

     The shares of the Series B Preferred Stock will be deposited with the Depositary under a deposit agreement, dated as of May 7, 1998 (the "Deposit Agreement"), among the Company, the Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt will be entitled, proportionately, to all the rights, preferences and privileges of, and subject to all of the limitations of, the interest in the Series B Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares."

GENERAL

     The Series B Preferred Stock is a single series consisting of 200,000 shares. The holders of Series B Preferred Stock will have no preemptive rights. The Series B Preferred Stock will not be convertible into shares of Common Stock of the Company. The Series B Preferred Stock will be fully paid and nonassessable.

     The Series B Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company with any other outstanding series of preferred stock. The Series B Preferred Stock, together with any other series of preferred stock, will rank prior to the Common Stock of the Company as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company.

DIVIDENDS

     General. Cumulative cash dividends will be payable on each share of Series B Preferred Stock when, as and if declared by the Board of Directors of the Company or a duly authorized committee thereof out of the assets of the Company legally available therefor.

     The initial dividend for the dividend period commencing on May 7, 1998, to but excluding June 30, 1998, will be $8.19 per share (equivalent to 81.9 cents per Depositary Share) and will be payable on June 30, 1998. Thereafter, dividends on the Series B Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors of the Company or a duly authorized committee thereof on March 31, June 30, September 30 and December 31 of each year (each a "Dividend Payment Date") at the annual rate of 5.46% or $54.60 per share (equivalent to $5.46 per Depositary Share). The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     If a Dividend Payment Date is not a business day, dividends (if declared) on the Series B Preferred Stock will be paid on the next business day, without interest. A dividend period with respect to a Dividend Payment Date is the period commencing on the preceding Dividend Payment Date and ending on the day immediately prior to the next Dividend Payment Date. Dividends will be payable to holders of record as they appear on the stock books of the Company on the record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     Dividends on the Series B Preferred Stock will be cumulative and rights will accrue to the holders of the Series B Preferred Stock if the Company fails to declare one or more dividends on the Series B Preferred Stock in any amount, whether or not the earnings or financial condition of the Company were sufficient to pay such dividends in whole or in part.

     Changes in the Dividends Received Percentage. If, prior to 18 months after the date of the original issuance of the Series B Preferred Stock, one or more amendments to the Code are enacted which change the percentage of the dividends received deduction (currently 70%) as specified in
Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend on each share of the Series B Preferred Stock for dividend payments made on or after the date of enactment of such change will be adjusted by multiplying the amount of the dividend payable determined as described above under "-- General" (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent and above rounded up):
                               1 - [.35(1 - .70)]
                               ------------------
                                1- [.35(1 - DRP)]

     For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question; provided however, that if the Dividends Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in
Section 243(a)(1) of the Code or any successor provision, will give rise to such an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment does not apply to dividends payable on the Series B Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence will be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue Service addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. The Company's calculation of the dividends payable as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Company, will be final and not subject to review.

     If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a record date and before the next Dividend Payment Date, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by the Company on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends Received Percentage applicable to the dividend in question and .50) over (y) the dividends paid by the Company on such Dividend Payment Date, will be payable (if declared) to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

     In addition, if any such amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which the Company previously paid dividends on the Series B Preferred Stock (each an "Affected Dividend Payment Date"), the Company will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends Received Percentage and .50 applied to each Affected Dividend Payment Date) over (y) the dividends paid by the Company on each Affected Dividend Payment Date.

     Notwithstanding the foregoing, Additional Dividends will not be paid as a result of the enactment of any amendment to the Code 18 months or more after the date of original issuance of the Series B Preferred Stock which retroactively reduces the Dividends Received Percentage, or if such amendment would not result in an adjustment due to the Company having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. The Company will make only one payment of Additional Dividends.

     In the event that the amount of dividend payable per share of the Series B Preferred Stock will be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, the Company will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Series B Preferred Stock with the payment of dividends on the next Dividend Payment Date after the date of such adjustment.

     In the event that the Dividends Received Percentage is reduced to 50% or less, the Company may, at its option, redeem the Series B Preferred Stock in whole but not in part as described below. See "-- Redemption."

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made on the Company's Common Stock or any other class or series of stock of the Company ranking junior to the Series B Preferred Stock upon liquidation, liquidating distributions in the amount of $1,000 per share (equivalent to $100 per Depositary Share), plus an amount equal to the sum of all accrued and unpaid dividends including any increase in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends (whether or not earned or declared) for the then-current dividend period and all dividend periods prior thereto. See "Description of Capital Stock, Rights Agreement and Restated Certificate of Incorporation--Preferred Stock".

VOTING RIGHTS

     The holders of shares of Series B Preferred Stock will not be entitled to vote, except as set forth below or as expressly required by applicable law.

     If the equivalent of six quarterly dividends payable on the Preferred Stock or any other class or series of preferred stock are in default, the number of directors of the Company will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of the Company), and the holders of the Series B Preferred Stock, voting as a single class with the holders of shares of any other class of the Company's preferred stock ranking on a parity with the Series B Preferred Stock either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable will be entitled to elect such two directors to fill such newly created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all such preferred stock of the Company, including any shares of the Series B Preferred Stock, have been paid or declared and set apart for payment. Any such elected directors shall serve until the Company's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

     The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series B Preferred Stock will be required for any amendment of the Restated Certificate of Incorporation of the Company (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Series B Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series B Preferred Stock and any other series of the Company's preferred stock ranking on a parity with the Series B Preferred Stock either as to dividends or upon liquidation, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series B Preferred Stock as to dividends or upon liquidation, or to reclassify any authorized stock of the Company into such prior shares, but such vote will not be required for the Company to take any such actions with respect to any stock ranking on a parity with or junior to the Series B Preferred Stock.

REDEMPTION

     Prior to May 15, 2008, the Series B Preferred Stock is not redeemable. On or after such date, each share of Series B Preferred Stock will be redeemable, in whole or in part, at the option of the Company, at any time and from time to time upon not less than 30 nor more than 60 days' notice, at $1,000 (equivalent to $100 per Depositary Share) per share, plus accrued and unpaid dividends (whether or not declared) to the date fixed for redemption, including any increase in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends. If fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or pro rata or by any other method as may be determined by the Board of Directors to be equitable.

     If, at any time while the Series B Preferred Stock is outstanding, an enactment of an amendment to the Code results in a reduction of the Dividend Received Percentage to 50% or less, the Company, at its option, may redeem all, but not less than all, of the outstanding shares of the Series B Preferred Stock provided that, within 60 days of the date on which an amendment to the Code is enacted which changes the Dividend Received Percentage to 50% or less, the Company sends notice to holders of the Series B Preferred Stock of such redemption. Any redemption of the Series B Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which date shall not be less than 30 nor more then 60 days from the date such notice is sent to holders of the Series B Preferred Stock. Any redemption of the Series B Preferred Stock in accordance with this paragraph shall be at $1,000 per share (equivalent to $100 per Depositary Share) plus accrued and unpaid dividends (whether or not declared) thereon to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage, if any. Holders of the Series B Preferred Stock will have no right to require redemption of the Series B Preferred Stock.

     In addition, if the holders of the shares of the Series B Preferred Stock are entitled to vote upon or consent to a merger or consolidation of the Company, and if the Company offers to purchase all of the outstanding shares of the Series B Preferred Stock (the "Offer"), then each holder of Series B Preferred Stock who does not sell their shares of Series B Preferred Stock pursuant to the Offer shall be deemed irrevocably to have voted or consented all shares of Series B Preferred Stock owned by such holder in favor of the merger or consolidation of the Company without any further action by the holder. The Offer shall be at a price of $1,000 per share (equivalent to $100 per Depositary Share), together with accrued and unpaid dividends (whether or not declared) to the date fixed for redemption, including any increase in dividends payable due to changes in the Dividend Received Percentage and Additional Dividends. The Offer will remain open for acceptance for a period of at least 30 days.

     The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. will be the transfer agent and registrar. In the ordinary course of its business, the Company has engaged and may in the future engage in commercial banking transactions with The Chase Manhattan Bank and its affiliates.

                        DESCRIPTION OF DEPOSITARY SHARES

     Each Depositary Share represents 1/10th of a share of Series B Preferred Stock deposited under the Deposit Agreement. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences and privileges of the Series B Preferred Stock represented thereby (including dividend, voting, redemption, and liquidation rights and preferences), and subject to all of the limitations of the Series B Preferred Stock represented thereby, contained in the Company's Restated Certificate of Incorporation and the Certificate of Designation for the Series B Preferred Stock and summarized under "Description of Series B Preferred Stock."

     The Depositary Shares are evidenced by the Depositary Receipts. The following summary of the terms and provisions of the Depositary Shares does not purport to be complete and is subject to, and qualified in its entirety by, the Deposit Agreement (which contains the form of the Depositary Receipt), which will be filed with the Securities and Exchange Commission at or prior to the time of sale of the Depositary Shares. Copies of the Deposit Agreement are available for inspection at the corporate office of the Depositary, located as of the date of this Prospectus Supplement at 450 W. 33rd Street, New York, New York 10001.

ISSUANCE OF DEPOSITARY RECEIPTS

     Immediately following the issuance of the Series B Preferred Stock by the Company, the Company will deposit the Series B Preferred Stock with the Depositary, which will then issue and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares. A holder of Depositary Shares is not entitled to receive the shares of Series B Preferred Stock underlying the Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     As described under "Description of Series B Preferred Stock," the Series B Preferred Stock is not redeemable prior to May 15, 2008. The Depositary Shares are subject to redemption upon the same terms and conditions (including as to notice to the owners of Depositary Shares) and subject to the same limitations as the Series B Preferred Stock held by the Depositary, except that the consideration received upon redemption of each Depositary Share will be equal to one-tenth of the consideration received upon redemption of each share of Series B Preferred Stock. The amount distributed will be reduced by any amounts required to be withheld by the Company or the Depositary with respect to tax liability.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price payable upon such redemption. Any funds deposited by the Company with the Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions in respect of the Series B Preferred Stock to the record holders of Depositary Receipts in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than cash in respect of the Series B Preferred Stock, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, unless the Depositary determines that it is not feasible to make such distributions, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Depositary with respect to tax liability.

RECORD DATE

     Whenever (i) any cash dividends or other cash distributions become payable, any distributions other than cash are to be made, or any rights, preferences or privileges are to be offered with respect to the Series B Preferred Stock, or
(ii) the Depositary receives notice of any meeting at which holders of Series B Preferred Stock are entitled to vote or of which holders of Series B Preferred Stock are entitled to notice, the Depositary upon instruction by the Company will in each instance fix a record date (which shall be the same date as the record date for the Series B Preferred Stock) for the determination of the holders of Depositary Receipts (x) who are entitled to receive such dividends, distributions, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who are entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting, subject to the provisions of the Deposit Agreement.

VOTING OF SERIES B PREFERRED STOCK

     Upon receipt of notice of any meeting at which holders of Series B Preferred Stock are entitled to vote the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts. Each record holder of Depositary Receipts on the record date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series B Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Series B Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company has agreed to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Series B Preferred Stock, it will not vote shares of Series B Preferred Stock.

AMENDMENT OF DEPOSIT AGREEMENT

     The form of Depositary Receipts and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of holders of Depositary Shares will not take effect unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding.

                      BOOK-ENTRY PROCEDURES AND SETTLEMENT

     The Depositary Shares will be issued in the form of a single global Depositary Receipt registered in the name of the nominee of The Depository Trust Company ("DTC," which term, as used herein, includes any successor or alternate depository selected by the Company).

     DTC is a limited-purpose trust company created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in the accounts of the Participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others (such as banks, brokers, dealers and trust companies) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants or Indirect Participants may beneficially own securities held by DTC only through Participants or Indirect Participants.

     DTC's nominee for all purposes will be considered the sole owner or holder of the Depositary Shares held in book-entry form. Owners of beneficial interests in the global Depositary Receipt will not be entitled to have Depositary Shares registered in their names, will not receive or be entitled to receive physical delivery of Depositary Shares in definitive form and will not be considered the holders thereof under the Restated Certificate of Incorporation or the Deposit Agreement.

     Neither the Company nor the Depositary will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global Depositary Receipt, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     A holder's ownership of Depositary Shares issued in book-entry form will be recorded on or through the records of the brokerage firm or other entity that maintains that holder's account. In turn, the total number of Depositary Shares held by an individual brokerage firm or other entity for its clients will be maintained on the records of DTC in the name of that brokerage firm or other entity (or in the name of a Participant that acts as agent for the holder's brokerage firm or other entity if it is not a Participant). Therefore, a holder must rely upon the records of the holder's brokerage firm or other entity to evidence the holder's ownership of Depositary Shares and transfer of ownership of such Depositary Shares may be effected only through the brokerage firm or other entity that maintains the holder's account.

     Dividends or other distributions payable in respect of Depositary Shares will be paid by the Depositary to DTC, DTC will be responsible for crediting the amount of payments that it receives to the accounts of the Participants in accordance with their respective standard procedures. Each Participant will be responsible for disbursing the payments for which it is so credited to the holders that it represents and to each brokerage firm or other entity for which it acts as agent. Each such brokerage firm or other entity will be responsible for disbursing funds to the holders that it represents. It is suggested that any purchaser of Depositary Shares with accounts at more than one brokerage firm or other entity effect transactions in the Depositary Shares only through the brokerage firm or firms or other entity or entities that hold such purchaser's Depositary Shares.

     If DTC is at any time unwilling or unable to continue as depository in respect of a global Depositary Receipt and a successor depository is not appointed by the Company or the Depositary, as the case may be, within 90 days, the Company will issue Depositary Receipts in definitive form in exchange for the global Depositary Receipt. In addition, the Company may determine at any time not to have Depositary Shares represented by a global Depositary Receipt, and, in such event, will issue Depositary Receipts in definitive form in exchange for such global Depositary Receipt. In either instance, an owner of a beneficial interest in the global Depositary Receipt will be entitled to have Depositary Receipts equal in aggregate amount to that beneficial interest registered in its name and will be entitled to physical delivery of a definitive Depositary Receipt evidencing such Depositary Shares. The registered holder of Depositary Shares will be entitled to receive the dividends or other distributions or, if applicable, the redemption price payable in respect of such Depositary Shares, upon surrender of the Depositary Receipt evidencing such Depositary Shares to the Company or the Depositary in accordance with the procedures set forth in the Deposit Agreement.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters named below has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of Depositary Shares set forth opposite its name:

                                                                 NUMBER OF
                        UNDERWRITER                          DEPOSITARY SHARES
                        -----------                          -----------------
Smith Barney Inc. ..........................................     1,000,000
Morgan Stanley & Co. Incorporated...........................     1,000,000
                                                                 ---------
          Total.............................................     2,000,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Depositary Shares if any are taken.

     The Underwriters propose to offer the Depositary Shares directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not in excess of $1.20 per Depositary Share. The Underwriters may allow, and such dealers may reallow, a concession, not in excess of $1.00 per Depositary Share, on sales to certain other dealers. After the initial public offering, the public offering price and the concessions may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company.

     In connection with the offering of the Depositary Shares and in accordance with applicable law and industry practice, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Depositary Shares at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when Depositary Shares originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected in the over-the-counter market or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     The Depositary Shares are a new issue of securities with no established trading market. The Company does not intend to list the Depositary Shares on any securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Depositary Shares; however, the Underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the Depositary Shares.

                                [ANADARKO LOGO]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                            ------------------------

     Anadarko Petroleum Corporation (the "Company") from time to time may offer its senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") consisting of debentures, notes and/or other unsecured evidences of indebtedness (the Senior Debt Securities and the Subordinated Debt Securities, collectively referred to as the "Debt Securities"). The Company may also from time to time offer shares of its Preferred Stock, $1.00 par value (the "Preferred Stock") or Common Stock, $0.10 par value (the "Common Stock"). The aggregate offering price of the Debt Securities, the Preferred Stock and the Common Stock offered hereby (the "Securities") will not exceed $500,000,000. The Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The Company may sell Securities to or through underwriters or dealers designated from time to time, and also may sell Securities directly to other purchasers or through agents designated from time to time. See "Plan of Distribution."

     As used herein, Debt Securities shall include securities denominated in U.S. dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other currency, including composite currencies such as the European Currency Unit. Debt Securities of a series may be issuable in registered definitive form ("Registered Notes") or in the form of one or more global securities (each a "Global Note"). The Subordinated Debt Securities will be subordinated in right of payment to all present and future Senior Indebtedness (as defined) of the Company. See "Description of Debt Securities -- Subordination."

     The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, currencies, denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for sinking or purchase fund payments, the initial public offering price, the conversion price (in the case of Subordinated Debt Securities that may be convertible into shares of Common Stock of the Company), and the other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will set forth the specific designation, rights, preferences, privileges and restrictions, including dividend rate (or manner of calculation thereof), time of payment of dividend, liquidation value, terms for conversion (if any) into Common Stock, listing (if any) on a securities exchange, terms for mandatory or optional redemption and any other specific terms of the series of Preferred Stock in respect of which this Prospectus is being delivered. If so specified in the applicable Prospectus Supplement, the Preferred Stock may be represented by Depositary Shares entitling the holder proportionally to all rights and preferences of the Preferred Stock.

     The names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters, the compensation of such underwriters or agents and any listing or proposed listing on a securities exchange will be set forth in the applicable Prospectus Supplement.

     Shares of the Common Stock are listed on the New York Stock Exchange.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is March 25, 1998.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED HEREIN OR THEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a registration statement on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Securities and the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and other information regarding the Registrant. In addition, copies of such reports and other information concerning the Company may also be inspected and copied at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-8968) are incorporated herein by reference: (a) Form 8-A, filed on September 4, 1986, for registration of Common Stock, (b) Form 8-A, filed on October 5, 1988, for registration of Series A Preferred Stock Purchase Rights, (c) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K"), which contains the consolidated financial statements of the Company and its subsidiaries by incorporation by reference to the 1997 Annual Report and, (d) Form 10-K/A, dated June 25, 1997, which contains the Annual Report of the Anadarko Employee Savings Plan on Form 11-K. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to Suzanne Suter, Corporate Secretary, Anadarko Petroleum Corporation, 17001 Northchase Drive, Houston, Texas 77060-2141. The Company's telephone number is (281) 875-1101.

                                  THE COMPANY

     The Company is one of the world's largest independent oil and gas exploration and production companies with 708 million energy equivalent barrels of proved reserves as of December 31, 1997.

     The Company's reserve mix has shifted dramatically in recent years, primarily due to major crude oil discoveries both in the U.S. and Algeria, which have resulted in a larger and more balanced portfolio of energy reserves. As of year-end 1997, crude oil, condensate and natural gas liquids reserves accounted for 59 percent of the Company's total reserves.

     About 74 percent of the Company's proved reserves are located in the U.S., primarily in the mid-continent (Kansas, Oklahoma and Texas) area, offshore in the Gulf of Mexico and in Alaska. At year-end 1997, all of the Company's production was in the U.S. The Company also owns and operates gas gathering assets in its U.S. core producing areas.

     Internationally, the Company is exploring for and developing crude oil reserves in Algeria's Sahara Desert. As of December 31, 1997, the Company has recorded 184.1 million barrels of proved crude oil and condensate reserves in Algeria, which accounts for about 26 percent of Anadarko's total proved reserves. First oil production from the Hassi Berkine South Field is expected in May 1998. Development of other commercial fields in Algeria is also underway. The Company is also participating in other exploration projects in Eritrea, Jordan, Peru, the North Atlantic Ocean and Tunisia.

     The principal subsidiaries of the Company include: Anadarko Algeria Corporation, Anadarko Energy Services Company; and, Anadarko Gathering Company. The Company's executive offices are located at 17001 Northchase Drive, Houston, Texas 77060-2141, where the telephone number is (281) 875-1101.

                                USE OF PROCEEDS

     Except as otherwise described in the Prospectus Supplement relating to an offering of Securities, the net proceeds from the sale of the Securities will be used for general corporate purposes, including the refinancing of outstanding indebtedness and the financing of capital expenditures. Any specific allocation of the net proceeds of an offering of Securities to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

 RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                     YEARS ENDED DECEMBER 31
-----------------------------------------------------------------
        1993              1994       1995       1996       1997
---------------------   --------   --------   --------   --------
2.68                      2.11       1.24       3.34       3.04

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals.

     No shares of Preferred Stock were outstanding during any of the periods presented. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends for each of the periods presented is the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities are to be issued under the Indenture (the "Senior Indenture") by and between the Company and Harris Trust and Savings Bank (the "Senior Trustee") and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities are to be issued under the Indenture (the "Subordinated Indenture") to be entered into by and between the Company and First Chicago NBD (the "Subordinated Trustee").

     The Senior Indenture and the Subordinated Indenture are sometimes hereinafter collectively referred to as the "Indentures." The Senior Trustee and the Subordinated Trustee are sometimes hereinafter collectively referred to as the "Trustees." References set forth in the following description of Debt Securities are to sections of both Indentures unless otherwise indicated.

     The terms of the Debt Securities include those stated in the applicable Indentures and those made part of such Indentures by reference to the Trust Indenture Act of 1939, as amended. The Debt Securities are subject to all such terms, and prospective purchasers of Debt Securities are referred to the applicable Indentures and the Trust Indenture Act for a statement of those terms. The statements under this caption relating to the Debt Securities and the Indentures are summaries and do not purport to be complete. Such summaries use certain terms which are defined in the Indentures and are qualified in their entirety by express reference to the Indentures which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL PROVISIONS APPLICABLE TO BOTH INDENTURES

     The Indentures do not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby (the "Offered Debt Securities") for the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any, and the date from which such interest will accrue; (5) the dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or purchase fund or analogous provisions; (7) if applicable, the date after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (8) if applicable, any terms by which the Subordinated Securities may be convertible into Common Stock; (9) any restrictive covenants included for the benefit of Holders of the Offered Debt Securities; (10) any additional Events of Default provided with respect to the Offered Debt Securities; (11) the currency of payment of the principal of (and premium, if any) and interest on the Offered Debt Securities; (12) any index used to determine the amount of payments of the principal of (and premium, if any) and interest on the Offered Debt Securities; (13) whether the Offered Debt Securities are to be issued in whole or part in the form of a Global Note or Notes and, if so, the identity of the Depositary for such Global Note or Notes; (14) the terms and conditions, if any, upon which a Global Note or Notes may be exchanged in whole or in part for other definitive Offered Debt Securities; and (15) any other terms of the Offered Debt Securities. (Section 301)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the applicable Corporate Trust Offices of the Trustees, provided that at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 202, 305 and 1002)

     The Prospectus Supplement relating to a series of Offered Debt Securities will specify the currency or currencies in which the principal and interest are to be paid, the denomination of the Offered Debt Securities and whether Global Notes are to be issued. (Section 302) Special provisions relating to a series of Offered Debt Securities denominated in or payable by reference to a currency other than U.S. dollars, and any applicable currency exchange and tax information, will be described in the Prospectus Supplement relating to such series. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount from the stated principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Offered Debt Securities, the covenants applicable to the Debt Securities would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operations.

  Global Notes

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Note, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary (the "participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities, or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Note (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit the ability to transfer beneficial interests in a Global Note.

     So long as the Depositary for a Global Note, or its nominee, is the owner of such Global Note, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Senior Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities of the series represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Senior Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Senior Indenture provides that the Depositary may grant proxies and otherwise authorize participants to take any action which a Holder is entitled to take under the Senior Indenture. The Company understands that under existing industry practice, in the event that the Company requests any action of Holders or a beneficial owner desires to take any action a Holder is entitled to take, the Depositary would authorize the participants to take such action and that the participants would take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal, premium, if any, and interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     A Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary. A Global
Note is exchangeable for Debt Securities registered in the names of persons other than the Depositary with respect to such Global Note or its nominee only if (x) such Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, (y) the Company executes and delivers to the Trustee a Company Order that all such Global Notes shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debt Securities. Any Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names as the Depositary with respect to such Global Note shall direct. (Section 305)

  Events of Default

     The following are Events of Default under each Indenture with respect to Debt Securities of any series issued thereunder: (a) failure to pay any interest on any Debt Security of that series when due, continued for 60 days; (b) failure to pay the principal of (or premium, if any, on) any Debt Security of that series when due; (c) failure to make sinking fund payments in respect of any Debt Security of that series when due, continued for 60 days; (d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in such Indenture; (e) default by the Company in payment of any principal of any Funded Debt outstanding in an aggregate principal amount in excess of $10,000,000 causing such Funded Debt to become, or to be declared, due prior to its stated maturity and such acceleration is not cured within 30 days after notice; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) If an Event of

Default provided with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provision relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Each of the Indentures provides that, subject to the duties of the applicable Trustee to act with the required standard of care if an Event of Default shall occur and be continuing, such Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. (Section 603) Subject to such provisions for security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee or exercising any trust or power conferred on such Trustee with respect to the Debt Securities of that series. (Section 512)

     The Company will be required to furnish to each Trustee annually a statement as to any defaults in the performance of its obligations under the applicable Indenture. (Section 1006)

  Consolidation, Merger and Sale of Assets

     The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into any other Person, or convey, transfer or lease its assets substantially as an entirety to any Person, provided that the Person formed by such consolidation or into which the Company is merged, and the Person which acquires by conveyance or transfer or leases the assets of the Company substantially as an entirety, is organized under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, that after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and that certain other conditions are met. (Article Eight)

  Modification and Waiver

     Modification and amendments of each Indenture may be made by the Company and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:
(a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (b) reduce the principal amount of (or premium, if any) or interest on, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of principal of (or premium, if any) or interest on, any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults. (Section 902)

     Without the consent of any Holder of Outstanding Debt Securities, the Company may amend or supplement each of the Indentures and each series of Debt Securities to cure any ambiguity or inconsistency or to provide for Debt Securities in bearer form in addition to or in place of registered Debt Securities or to make any other provisions that do not adversely affect the rights of any Holder of Outstanding Debt Securities. (Section 901)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section
513)

  Defeasance

     The Indentures provide that the Company may elect to defease and be discharged from any and all obligations with respect to any Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance"), upon the deposit with the applicable Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined), which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. (Article Thirteen)

     In the event of a defeasance as provided above with respect to any Debt Securities, holders of such Debt Securities would be able to look only to the trust fund established for payments of principal of (and premium, if any) and interest on such Debt Securities until maturity. Further, under federal income tax laws, such a defeasance could be a taxable exchange of such Debt Securities for interests in the trust. As a consequence, a Holder may recognize gain or loss equal to the difference between the Holder's cost or other tax basis for such Debt Securities and the value of the holder's interest in the trust, and thereafter may be required to include in income a share of the income, gain and loss of the trust.

SENIOR INDENTURE PROVISIONS

  Limitation on Liens

     The Senior Indenture provides that if the Company or any Restricted Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Property, on any shares of stock of any Restricted Subsidiary or on any Restricted Subsidiary Indebtedness, the Company will secure, or cause such Restricted Subsidiary to secure, the Senior Securities equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages existing at the date of the Senior Indenture, (b) Mortgages on property, on shares of stock or Restricted Subsidiary Indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary, (c) Mortgages in favor of the Company or any Restricted Subsidiary, (d) Mortgages on property, shares of stock, or Restricted Subsidiary Indebtedness existing at the time of acquisition thereof (including acquisition through merger, consolidation or other reorganization) and certain purchase money Mortgages and construction cost Mortgages, (e) certain Mortgages in favor of governmental bodies (including Mortgages in connection with tax-exempt indebtedness), (f) certain Mortgages to secure partial, progress, advance or other payments or any Debt incurred to finance the purchase price or cost of construction, development or repair, alteration or improvement of property, (g) Mortgages on oil, gas, coal or other minerals in place or on geothermal resources in place and related interests incurred to finance production, development or acquisition costs, (h) Mortgages on certain equipment, (i) Mortgages arising in connection with certain government contracts and (j) certain extensions, renewals or replacements of any Debt secured by any Mortgage referred to in the foregoing clauses (a) through
(i), inclusive. (Section 1005) The Senior Indenture will not restrict the incurrence of unsecured Debt by the Company or its Subsidiaries.

  Certain Summary Definitions

     "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its Restricted Subsidiaries after deducting (a) all current liabilities (excluding any Funded Debt) and (b) all goodwill, trade names and trademarks, patents, unamortized debt discount and expense and other like intangibles.

     "Principal Property" means any plant or real property interest located in the United States or offshore the United States owned by the Company or any Restricted Subsidiary, the gross book value of which exceeds 2% of Consolidated Net Tangible Assets, unless the Board of Directors determines such property is not of material importance to the total business of the Company. As of December 31, 1997, approximately 13% of Consolidated Net Tangible Assets would be within the definition of Principal Properties.

     "Restricted Subsidiary" means a subsidiary of the Company except a subsidiary (a) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or offshore the United States or (b) which is engaged primarily in financing the operations of the Company or its Subsidiaries, or both.

  Regarding the Senior Trustee

     The Senior Trustee is an affiliate of the Bank of Montreal ("BOM"). The Company has a $225,000,000 Revolving Credit Agreement and a $125,000,000 364-Day Credit Agreement with a group of commercial banks, including BOM. Pursuant to terms of these agreements, BOM has a commitment to loan the Company an aggregate of $40,000,000.

SUBORDINATED INDENTURE PROVISIONS

  Conversion Rights

     The Prospectus Supplement will provide whether the Offered Debt Securities will consist of convertible Subordinated Securities and, if so, the initial conversion price per share at which such convertible Subordinated Securities will be convertible into Common Stock. Subject to prior redemption of convertible Subordinated Securities, the holders of such Securities will be entitled at any time on or before the close of business on the maturity date thereof to convert such Securities (or, in the case of convertible Subordinated Securities of denominations in excess of $1,000 any portion of which is $1,000 or an integral multiple of $1,000) into shares of Common Stock at the initial conversion price set forth in the Prospectus Supplement. No adjustment will be made on conversion of any convertible Subordinated Securities for interest accrued thereon or, except as set forth below, for dividends on any securities issued upon such conversion. Certificates for shares of Common Stock issued, on or prior to the Expiration Date, hereinafter referred to, or Distribution Date, as defined below under "Rights Agreement", upon conversion of convertible Subordinated Securities shall also evidence one right (a "Right"), in respect of each such share, pursuant to the Rights Agreement, dated as of October 4, 1988 (the "Rights Agreement") between the Company and Manufacturers Hanover Trust Company, as then in effect. See "Description of Capital Stock, Rights Agreement and Restated Certificate of Incorporation -- Rights Agreement" for a description of the Rights and the Rights

Agreement. "Expiration Date" means the earlier of (i) October 20, 1998 or (ii) the redemption of the Rights.

     In order to exercise the right of conversion, the Holder of any such convertible Subordinated Securities must surrender his convertible Subordinated Securities to the Company at any office or agency of the Company maintained for such purpose. The convertible Subordinated Securities to be surrendered must be accompanied by written notice to the Company that the Holder elects to convert such Securities.

     If any convertible Subordinated Security, whether or not called for redemption, is converted between a record date for the payment of interest and the next succeeding interest payment date, such Security must be accompanied by funds payable to the Company equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. In the case of any convertible Subordinated Security or portion thereof called for redemption, conversion rights expire at the close of business on the Redemption Date, even if such redemption occurs at a time when conversion of the Subordinated Security portion thereof is in the best interests of the Holder. (Sections 1501, 1502 and 1503)

     Except where Subordinated Securities surrendered for conversion must be accompanied by such payment, no interest on converted Subordinated Securities will be payable by the Company on any interest payment date subsequent to the date of conversion.

     No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an adjustment in cash will be made based on the market price at the close of business on the date of conversion. (Section 1503)

     The Conversion Price will be subject to adjustment in the event of: (i) the payment of certain stock dividends on the Common Stock; (ii) the issuance of certain rights or warrants to all holders of the Common Stock entitling them to subscribe for or purchase Common Stock at a price less than the market price;
(iii) the subdivision of Common Stock into a greater number of shares of Common Stock; (iv) the distribution by the Company to all holders of the Common Stock of evidences of indebtedness or assets of the Company (excluding rights or warrants and any dividends or distributions mentioned above); and (v) the reclassification of Common Stock into other securities. (Section 1504) In case of any consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger which does not result in any reclassification, change or conversion of Common Stock), or in case of any sale or transfer of substantially all the assets of the Company, any Holder of any Subordinated Securities will be entitled, after the occurrence of any such event, to receive on conversion the kind and amount of shares of capital stock and other securities, cash or other property receivable upon such event by a holder of the number of shares of Common Stock into which such Securities might have been converted immediately prior to the occurrence of the event. (Section
1511) In addition to the foregoing adjustments, the Company will be permitted to make such decreases in the Conversion Price as it considers to be necessary in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Common Stock. (Section 1504) No adjustment for dividends other than certain stock dividends on the Common Stock is to be made upon conversion. (Section 1502)

  Subordination

     The payment of the principal of (and premium, if any) and interest on the Subordinated Securities is expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness of the Company. (Section 1401) In the event of any insolvency or bankruptcy case or proceeding or any receivership, liquidation, dissolution or other winding up of the Company, the Holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the Holders of the Subordinated Securities are entitled to receive any payment on the Subordinated Securities (subject to the power of a court of competent jurisdiction to make other equitable provision in a lawful plan of reorganization under applicable bankruptcy laws), except that in any such case or proceeding the Holders of the Subordinated Securities may be entitled to receive securities of the Company which are subordinate and subject to the prior payment in full of all Senior Indebtedness then outstanding. In the event that the Subordinated Securities are declared due and payable before their stated maturity because of the occurrence of an Event of Default, the Holders of Senior Indebtedness then outstanding shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the Holders of the Subordinated Securities are entitled to receive any payment on account of the Subordinated Securities. During the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable period of grace, unless and until such default in payment shall have been cured or waived or shall have ceased to exist, or in the event any judicial proceeding shall be pending with respect to any such default, no payments may be made on the Subordinated Securities by the Company. (Article Fourteen) By reason of such subordination, in the event of insolvency or other specified eventualities, the Holders of the Subordinated Securities may recover less, ratably, and the holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company.

     "Senior Indebtedness" means principal of (and premium, if any) and unpaid interest on (a) indebtedness (secured or unsecured) incurred, assumed or guaranteed, directly or indirectly, by the Company either before, on or after the date of the Subordinated Indenture and which is for money borrowed (including any obligation to pay or reimburse any bank in respect of letter of credit drawings, payment of drafts or similar transactions), or which is evidenced by notes, debentures, bonds or other similar securities whether or not for money borrowed and (b) renewals, extensions or refundings of any such indebtedness, unless it is provided by the instrument creating, evidencing, renewing, extending or refunding the same or pursuant to which the same is outstanding, that such indebtedness is not senior in right of payment to the Subordinated Securities. (Section 101)

     As of December 31, 1997, the Company had $955,733,000 aggregate principal amount of Senior Indebtedness outstanding. The Subordinated Indenture does not restrict the amount of additional Senior Indebtedness which may be incurred by the Company.

  Regarding the Subordinated Trustee

     The Company has a $225,000,000 Revolving Credit Agreement and a $125,000,000 364-Day Credit Agreement with a group of commercial banks, including the Subordinated Trustee. Pursuant to the terms of these agreements, the Subordinated Trustee has a commitment to loan the Company an aggregate of $40,000,000.

               DESCRIPTION OF CAPITAL STOCK, RIGHTS AGREEMENT AND
                     RESTATED CERTIFICATE OF INCORPORATION

     The following summaries of the Company's Preferred Stock, Common Stock and the Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate of Incorporation of the Company and the Rights Agreement. The Restated Certificate of Incorporation and the Rights Agreement are filed as exhibits to the Registration Statement of which this Prospectus is a part. The summaries use terms which are defined in such exhibits.

GENERAL

     Under the Company's Restated Certificate of Incorporation, the Company is authorized to issue (i) 200,000,000 shares of Common Stock, of which 60,885,994 shares were issued and outstanding at December 31, 1997, and (ii) 2,000,000 shares of Preferred Stock, none of which are issued and outstanding as of the date of this Prospectus.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled, subject to any preferential rights of holders of preferred stock, to receive such dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor. Upon any liquidation or dissolution of the Company, the holders of the Common Stock are entitled, subject to any preferential rights of holders of preferred stock, to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities. The Common Stock has no preemptive or other subscriptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. The vote of the holders of a majority of the Common Stock is required for any action by the stockholders of the Company, except as described under "Restated Certificate of Incorporation" below. The Company's eight member Board is divided into three classes of directors serving staggered three-year terms. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "APC".

PREFERRED STOCK

     The Board, without further action by the stockholders, is authorized to issue shares of preferred stock in one or more series, and to determine preference as to dividends and in liquidation and voting, conversion, redemption and other rights more favorable with respect to dividends and liquidation than those of the holders of the Common Stock. The particular rights, preferences and privileges of any series of Preferred Stock will be set forth in the Prospectus Supplement. Such preferences and rights as may be established could have the effect of impeding the acquisition of control of the Company. No such Preferred Stock is outstanding as of the date of this Prospectus. Pursuant to the Rights Agreement the Board has designated the Series A Junior Participating Preferred Stock. If so specified in the applicable Prospectus Supplement, the Preferred Stock may be represented by Depositary Shares entitling the holder proportionally to all rights and preferences of the Preferred Stock.

RIGHTS AGREEMENT

     On October 4, 1988, the Board adopted the Rights Agreement and declared a dividend of one Right for each outstanding share of Common Stock. At the same time, the Board redeemed rights which had been issued pursuant to the rights agreement adopted on September 10, 1986.

     Pursuant to the Rights Agreement, the Company will have outstanding one Right for each share of Common Stock which is issued and outstanding prior to the date the Rights become exercisable. Until the Rights become exercisable, they will be evidenced by certificates for shares of Common Stock and will automatically trade with such stock. If and when the Rights become exercisable, Rights certificates will be distributed and the Rights will become separately transferable.

     Each Right will entitle the registered holder to purchase from the Company one two-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock of the Company, at a price of $80.00 per Unit (the "Purchase Price"), subject to adjustment. In general, the Rights become exercisable (and transferable apart from the Common Stock) on the earlier of (i) ten days following a public announcement that a Person or group (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Stock (the "Stock Acquisition Date"), (ii) ten business days following the commencement of an offer to acquire beneficial ownership of 25% or more of the Common Stock or
(iii) ten days after a Person has acquired at least 15% of the Common Stock and the Board determines that (x) beneficial ownership by such person of such shares is intended to cause the Company to repurchase the Common Stock owned by such person or to pressure the Company into taking action intended to provide such person with short-term financial gains under circumstances where the best long-term interests of the Company and its stockholders would not be served or
(y) such person's beneficial ownership of the Common Stock is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Company (any such person being referred to herein as an "Adverse Person"). The date on which the Rights become exercisable is referred to as the "Distribution Date".

     In the event that (i) a Person becomes the beneficial owner of 25% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the independent directors on the Board determines to be fair to and otherwise in the best interest of the Company and its stockholders), or (ii) the Board determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or other consideration) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company.

     In general, in the event that, following the Stock Acquisition Date, (i) the Company shall consolidate with, or merge with and into, any other Person (other than a Subsidiary of the Company), and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (ii) any Person (other than a Subsidiary of the Company) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one transaction or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of such Person having a value equal to two times the Purchase Price of the Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; except that no amendment to adjust the time period governing redemption may be made if the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable for shares of Common Stock at less than fair market value unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Directors who are not officers of the Company and who are not affiliated with an Acquiring Person, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

     The Rights will also adversely affect a Person who desires to obtain control of the Company without acquiring 100% ownership and then to engage in specified self-dealing transactions. The Rights will have no effect, however, on a Person who is willing to acquire control of the Company and wait until the Rights expire, without engaging in any self-dealing transactions, before acquiring 100% ownership. The Rights will not affect a transaction approved by the Board prior to the acquisition by any person or group of 20% of the Common Stock, because the Rights may be redeemed before the consummation of such transaction.

     The Rights will expire at the close of business on October 20, 1998, unless redeemed earlier by the Company. In general, the Company may redeem the Rights, at a price of $0.01 per Right, at any time until ten days following the Stock Acquisition Date, but Rights may not be redeemed if the Board has previously declared a person to be an Adverse Person although the redemption right may be reinstated under certain conditions.

RESTATED CERTIFICATE OF INCORPORATION

     The Restated Certificate of Incorporation contains a "fair price" provision, the purpose of which is to give greater assurance to the holders of the Company's capital stock that they will receive fair and equitable treatment in the event of certain "Business Combinations" with an "Interested Stockholder" or certain related parties (or in which an "Interested Stockholder" or any such related party has an interest other than proportionately as a stockholder) by requiring that the Business Combination satisfy certain procedural safeguards, or that the transaction be approved by the affirmative vote of not less than 80% of all of the capital stock which by its terms may be voted on all matters submitted to the stockholders of the Company generally ("Voting Stock").

     The term "Interested Stockholder" is defined to include beneficial owners of 5% or more of the Voting Stock. The term "Business Combination" is defined to include, among other things, (a) a merger or consolidation of the Company or any Subsidiary or adoption of a plan of liquidation of the Company, (b) a sale, other disposition, loan or other arrangement (or a series of such transactions) involving assets with a Fair Market Value (as defined) of $25,000,000 or more or constituting more than 5% of total assets or, in the case of capital stock, stockholders' equity of the entity in question, and (c) any amendment of the By-Laws of the Company.

     In addition to any affirmative stockholder vote otherwise applicable, a Business Combination with an Interested Stockholder or certain related parties (or in which an Interested Stockholder or any such related party has an interest except proportionately as a stockholder) requires (1) the 80% vote referred to above, (2) approval by a majority of the Continuing Directors (as defined) or (3) satisfaction of, among others, the following requirements:

          (a) The consideration per share to be received in the Business Combination by stockholders of each class shall be in cash or in the form used to acquire beneficial ownership of the largest number of shares of such class previously acquired by the Interested Stockholder. Such consideration shall equal at least the highest of:

             (i) the highest per share price offered or paid by the Interested Stockholder for shares of such class within the three-year period prior to the date of announcement of the Business Combination or in the transaction in which the Interested Stockholder became such;

             (ii) the Fair Market Value per share of such class on the date of announcement of the Business Combination or the date on which the Interested Stockholder became such, whichever is higher; or

             (iii) the highest preferential amount per share (if any) to which holders of shares of such class are entitled in the event of a liquidation, dissolution or winding up of the Company;

          (b) After the date on which the Interested Stockholder becomes such, dividends shall not have been reduced (except as approved by a majority of the Continuing Directors) and the Interested Stockholder shall not have acquired additional shares of stock, except in certain limited circumstances; and

          (c) The Interested Stockholder shall not have made any major change in the Company's business or equity capital structure without the approval of a majority of the Continuing Directors.

     The Restated Certificate of Incorporation further provides that stockholders shall be entitled to cumulative voting at any time during which there is a 30% Stockholder (defined generally to include any beneficial owner of 30% or more of the Voting Stock).

     The existence of these provisions may make a merger or takeover of the Company more difficult or discourage a merger or takeover of the Company, or the acquisition of control of the Company, by another person or entity, and, as a consequence, will make the removal of incumbent management more difficult.

                              PLAN OF DISTRIBUTION
GENERAL

     The Company may sell offered Securities to or through one or more underwriters or dealers, and also may sell offered Securities directly to other purchasers or through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of offered Securities will be named in the Prospectus Supplement. The distribution of offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Company may from time to time authorize underwriters or dealers acting as the Company's agents to offer and sell offered Securities upon the terms and conditions to be set forth in the Prospectus Supplement. In connection with the sale of offered Securities, underwriters or dealers may receive compensation from the Company or from purchasers of offered Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of offered Securities by them may be deemed to be underwriting discounts and commissions under the Securities

Act of 1933 (the "1933 Act"). Any such person who may be deemed to be an underwriter will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company as to each distribution, underwriters, dealers and agents who participate in the distribution of offered Securities may be entitled to indemnification or contribution by the Company against certain liabilities, including liabilities under the 1933 Act, and to reimbursement by the Company for certain expenses.

     Certain of the underwriters, dealers or agents may engage in transactions with and perform services for the Company in the ordinary course of business.

     The specific terms and manner of sale of offered Securities will be set forth or summarized in the Prospectus Supplement.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to acceptance by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of offered Debt Securities may not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

     The validity of the offered Securities will be passed upon for the Company by Davis Polk & Wardwell and for any underwriters, dealers or agents by Hughes Hubbard & Reed LLP.

                                    EXPERTS

     The consolidated financial statements of Anadarko Petroleum Corporation and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 incorporated by reference in the Registration Statement have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Recent Developments..................   S-3
Use of Proceeds......................   S-3
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..........................   S-3
Description of Series B Preferred
  Stock..............................   S-4
Description of Depositary Shares.....   S-7
Book-Entry Procedures and
  Settlement.........................   S-9
Underwriting.........................  S-10

                PROSPECTUS

Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     4
Use of Proceeds......................     4
Ratio of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..........................     4
Description of Debt Securities.......     5
Description of Capital Stock, Rights
  Agreement and Restated Certificate
  of Incorporation...................    13
Plan of Distribution.................    16
Validity of Securities...............    17
Experts..............................    17

======================================================
======================================================

                          2,000,000 DEPOSITARY SHARES

                                 ANADARKO LOGO

                      EACH REPRESENTING 1/10TH OF A SHARE
                      OF 5.46% CUMULATIVE PREFERRED STOCK,
                                    SERIES B
                      -----------------------------------
                             PROSPECTUS SUPPLEMENT
                      -----------------------------------
                              SALOMON SMITH BARNEY
                            MORGAN STANLEY DEAN WITTER

                                 MAY 4, 1998

======================================================